SOL V. SLOTNIK, P.C.
                         11 EAST 44TH STREET-19TH FLOOR
                            NEW YORK, NEW YORK 10017
                              TEL. (212) 687-1222
                               FAX (212) 986-2399
                                                                January 21, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-4631

ATTN:   Mr. Rufus Decker, Accounting Branch Officer
          and Mr. Jeffrey Gordon, Staff Accountant
Mail Stop 4631

RE:     N-Viro International Corporation
          Form 10-K for the year ended December 31, 2008
Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009
     File No. 0-21802

Dear Mr. Decker and Mr. Gordon:

     This letter is a response to your letter of comments dated December 14, 2009 (the "Letter") concerning the Annual Report on Form 10-K for the year ended December 31, 2008 (the "2008 Annual Report") of N-Viro International Corporation (the "Company" or "N-Viro"). This letter also addresses certain comments in the Letter directed to the Company's quarterly reports on Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 (the "2009 Quarterly Reports").

     The Letter stated in relevant part on page 3:

     "Please respond to this comment and file the requested amendments within 10 business days, or tell us when you will provide us with a response.
     Please provide us with a response letter that keys your response to our comment and provides any requested information."

     Please be advised that as I informed each of you in separate telephone conversations at the end of December 2009 (with Mr. Decker) and earlier this month and again today (with Mr. Gordon), the Company has prepared the requested amendment to the 2008 Annual Report. A copy of the proposed language is set forth below later in this letter. The Company will file the amendment as soon as it has satisfied certain outstanding obligations to its accountants so that they can review the amendment and give their consent as an exhibit to the filing. In order to avoid unnecessary duplication of filings and expense the Company will file the amendments for the Forms 10-Q as soon as the staff has indicated there will be no further comments on the proposed amendment to the Form 10-K. The remainder of this letter constitutes the Company's reply to the substantive comment in the Letter.

     The item number below corresponds to the item number in the Letter. For convenience we have reproduced the text of each comment and provided the Company's response immediately below the text. We also have included the specific language for Item 9A(T) the Company will file in the amendment.

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United States Securities and Exchange Commission
January 21, 2010
Page 2


     FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
     ----------------------------------------------
Item 9A(T) - Controls and Procedures
------------------------------------
Evaluation of Disclosure Controls and Procedures
------------------------------------------------
1. Please amend your Form 10-K for the year ended December 31, 2008 and your subsequent Forms 10-Q to state the conclusions of your principal executive and financial officers regarding whether your disclosure controls and procedures are effective or not effective. See Item 307 of Regulation S-K. Please also remove your disclosure implying that the cost-benefit relationship of possible controls and procedures is part of your effectiveness assessment. While cost-benefit may be a reason a company has disclosure controls and procedures that are not effective, it is not something that should be considered in concluding that disclosure controls and procedures are effective.

     REPLY: The Company has added language stating the conclusions of its principal executive officer and principal financial officer regarding the effectiveness of its disclosure controls and procedures. The Company also has removed the disclosure implying that the cost-benefit relationship of possible controls and procedures is part of the Company's effectiveness assessment.

     The specific language for the amended Item is set forth below in its entirety.

ITEM  9A(T).     CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

     "We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

     "As of the end of the period covered by this report, management carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange
Act). Based upon the evaluation, out principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.

     "Because of the inherent limitations in all disclosure control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, will be or have been

United States Securities and Exchange Commission
January 21, 2010
Page 3


detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, disclosure controls can be circumvented by the individual acts of some persons, by collusion of two or more people and/or by management override of such controls. The design of any system of disclosure controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, disclosure controls and procedures may become inadequate because of changes in conditions, and/or the degree of compliance with the policies and procedures may deteriorate. Also, misstatements due to error or fraud may occur and not be detected.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     "Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

     "Under the supervision and with the participation of our management, including our Chief Financial Officer and Chief Executive Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as set forth in Internal Control
- Integrated Framework. Based on our evaluation, our principal executive officer and our principal financial officer concluded that our internal controls over financial reporting were not effective as of December 31, 2008 for the reasons described below.

     "As stated in our Form 10-KSB for the year ended December 31, 2007, we reported that, based on the assessment of our principal executive officer and principal financial officer, our internal controls over financial reporting were not effective as of December 31, 2007. We identified the following material weakness:

     "We lacked personnel in accounting and financial staff to sufficiently monitor and process financial transactions in an efficient and timely manner. Our history of losses has severely limited our budget to hire and train enough accounting and financial personnel needed to adequately provide this function. Consequently, we lacked sufficient technical expertise, reporting standards and written policies and procedures. This has resulted in a significant number of immaterial out-of-period adjustments to our consolidated financial statements. Specifically, controls were not effective to ensure that significant non-routine transactions, accounting estimates, and other adjustments were appropriately reviewed, analyzed and monitored by competent accounting staff on a timely basis.

     "We continue to develop and implement a remediation plan to address the material weakness. To date, our remediation efforts have included adoption of an expense reimbursement policy and the hiring of an employee to assist in the financial area of our business. However, due to our continuing lack of financial resources to hire and train accounting and financial personnel, we have not yet fully remedied this material weakness.

     "During the quarter ended December 31, 2008, there were no materials changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

United States Securities and Exchange Commission
January 21, 2010
Page 4

     "While we are not aware of any material errors to date, our inability to maintain the adequate internal controls may result in a material error in our financial statements. Further, because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     This annual report does not include an audit or attestation report of our registered public accounting firm regarding our internal control over financial reporting. Our management's report was not subject to audit or attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report."

     As noted above, the Company intends to file the amendment as soon as possible. The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in their filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please write or call the undersigned at (212) 687-1222 with any comments the staff may have with regard to this letter or the amendment as proposed. Thank you.

Sincerely  yours,

/s/  Sol V. Slotnik
-------------------
Sol V. Slotnik, P.C.

Cc:  w/encl.  Mr.  James  K.  McHugh,  Chief  Financial  Officer